Exhibit 99.1

Neptune Wellness Solutions Inc. Provides Business and Strategy Update:

  COMPLETES TRANSITION TO FULLY INTEGRATED CONSUMER PACKAGED GOODS (CPG) COMPANY
  PLANS LAUNCH OF LINEUP OF CBD BEVERAGES IN THE U.S., INCLUDING FLAVORED TEAS AND LEMONADES
  ANNOUNCES LAUNCH OF PLANT BASED OMEGA 3-6-9 PRODUCTS

LAVAL, QC, April 19, 2021 /CNW Telbec/ -Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, today provided a business and strategy update. Over the past year, Neptune has undergone a significant transformation from a B2B cannabis and hemp extraction company to a fully integrated consumer products company. The Company's long-term strategy is focused on the health and wellness sector with an emphasis on select CPG verticals, including Cannabis, Nutraceuticals, Beauty & Personal Care, and Organic Foods & Beverages. Neptune's current innovative and disruptive brand portfolio across these verticals include Mood Ring™, PanHash™, Sprout®, NurturMe®, Nosh®, Neptune Wellness, Forest Remedies®, and Ocean Remedies®.

The Company intends to continue organically building out its existing brand portfolio through innovation and contributions from its product development and research and development teams.

"We have made tremendous progress transforming a 22-year-old company in less than two years. We are in a unique time in history, and we believe that the opportunities ahead of us are immense," said Michael Cammarata, President and Chief Executive Officer of Neptune. "We are forging a new path in consumer health and wellness, with industry-changing implications. We are confident that our actions will position us for strong, disciplined growth, margin expansion and the development of a portfolio of innovative and defensible products and brands."

Mr. Cammarata added, "Today, all our business verticals, except Cannabis are positively contributing to gross margin. Mood Ring has exceeded our expectations and will achieve scalability soon.  Transforming from a B2B cannabis and hemp extractor to a full-scale disruptive and diversified CPG company during an unprecedented global pandemic and economic instability around the world, while challenging, was absolutely the right thing to do for the long-term value creation our shareholders expect.  I am thankful to have the unanimous support of the Board of Directors (the "Board"), the overwhelming support and patience of our long-term institutional investors, and most of all the hard work of our associates at Neptune to make this transformation a success.

Neptune's future will be focused on brand creation, accelerated organic growth complemented by new acquisitions with operational excellence as our foundation. The first step toward this new strategy is a lineup of CBD-infused beverages starting with teas and lemonades, that is expected to launch into the U.S. market later this year.  Additionally, we will introduce a disruptive plant-based Omega 3-6-9 product in the U.S. market as well as plant-based tableware and utensils."

"Michael's vision, unanimously supported by the Board of Directors, positions the Company for accelerated growth across multiple business verticals," said John Moretz, Chairman of the Board of Directors for Neptune. "The scale of Neptune's transformation is truly remarkable and should position the Company for significant long-term top-line growth. I have long said the most successful companies in any industry must continually transform and evolve to changing conditions. Michael's vision to quickly evolve in the face of a global pandemic and economic strife was the right decision at the right time."

Executive Management. Following the request of the Company's current management, the Board has decided to expand the leadership team to support the execution of the Company's vision. Neptune will be adding a president dedicated to supporting the North American CPG brand portfolio. This position, when filled, will report directly to Michael Cammarata. Additionally, Neptune recently hired Emily Fletty as Vice President of Human Resources, who brings significant experience leading human resources functions at multiple dynamic growth organizations.

Organic Foods and Beverages. Neptune acquired a controlling interest in Sprout Foods, Inc., ("Sprout") in February 2021, and the full integration is ahead of expectations. Sprout is an integral piece of Neptune's health and wellness portfolio and represents a key brand within the Organic Foods and Beverages vertical. Since completing the Sprout acquisition, the Company has begun expansion efforts in Sprouts' distribution substantially in all of Target's U.S. retail stores. The Company also expects to launch Sprout products in Canada and the UK during the second fiscal quarter.

Nutraceuticals. Neptune is focused on expanding its exclusive Omega-3 delivery technology MaxSimil® while improving growth and profitability in its Nutraceuticals vertical. This includes expanding the supply and manufacturing base, which is expected to significantly lower production costs and improve gross margins and returns on invested capital. The MaxSimil® product lineup will be expanded with the launch of two new consumer products: MaxSimil® with CoQ10 and MaxSimil® with Curcumin. Additionally, the Company plans to launch a new consumer line of Vitamin Sprays and Pumps for both children and adults with selected retail partners. To support anticipated accelerated growth, the Nutraceuticals U.S. sales force has been expanded to maximize awareness and distribution of the capabilities and expertise in CBD formulation, prebiotics and probiotics, and proteins within this important vertical.

Cannabis. Neptune made significant progress expanding its product distribution in the Canadian cannabis market over the last several months. The Company received authorization to sell its Mood Ring and PanHash products in four provinces (British Columbia, Ontario, Alberta and Quebec). Products are currently sold in British Columbia and Ontario, with plans to begin sales in Alberta and Quebec soon. Additionally, Neptune recently received a license amendment from Health Canada to allow the sale of dried cannabis flower and pre-rolled cannabis joints throughout the Canadian market.

Shareholder Class Action. On March 16, 2021, a purported class action was filed in the United States District Court for the Eastern District of New York against the Company and certain of its current and former officers alleging violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934. The Company believes these claims are without merit and intends to vigorously defend itself.

ABOUT NEPTUNE WELLNESS SOLUTIONS INC.:

Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers. Underpinned by a disruptive spirit, Neptune's diversified, and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, which are poised for rapid growth and expansion. Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions. For additional information, please visit: https://www.neptunecorp.com/

FORWARD LOOKING STATEMENTS:

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws, such as statements regarding the launch of new products, including the timing thereof, the ability of the Company to execute its business strategy, including the achievement of profitability, expanded gross margins or other financial metrics, the Company's ability to locate suitable candidates in its executive searches and whether the Company prevails in the class action lawsuit filed against the Company. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labelled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com , on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com . All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors". Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Media Contact, Elana Weiss Rose, 310.733.8974, elana@therosegrp.com; Investor Contact, Jeff Haas, 310.622.8240, nept@finprofiles.com

CO: Neptune Wellness Solutions Inc.

CNW 08:00e 19-APR-21